FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 28 January, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXO WELLCOME HOUSE, BERKELEY AVENUE,
GREENFORD, MIDDLESEX UB6 0NN
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F

Form 20-F _____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No _____



GlaxoSmithKline plc
Berkeley Avenue
Greenford
Middlesex
UB6 0NN

Tel. +44 (0)20 8966 8000
Fax. +44 (0)20 8966 8330
www.gsk.com
DX 124740 Greenford 2

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

25 January 2002   Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 42,879 Ordinary Shares in the Company to participants of the Glaxo Wellcome UK Share Option Scheme, Glaxo Wellcome International Share Option Scheme and the Glaxo Wellcome 1999 Share Option Plan.

The Company was advised of this transaction on 28 January 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services plc (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. Two of the Company's directors, Sir Richard Sykes and John Coombe are therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services plc and its subsidiaries.

S M Bicknell

Company Secretary

28 January 2002



GlaxoSmithKline plc
Berkeley Avenue
Greenford
Middlesex
UB6 0NN

Tel. +44 (0)20 8966 8000
Fax. +44 (0)20 8966 8330
www.gsk.com
DX 124740 Greenford 2

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

28 January 2002   The Administrators of the SmithKline Beecham Employee Benefit Trust ("the Trust") notified the Company on the 28 January 2002, that 50,742 Ordinary shares had been transferred from the Trust to participants of the SmithKline Beecham 1991 Share Option Plan.

The Trust is a discretionary fund of which all employees or former employees of SmithKline Beecham plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore, interested in the shares held in the fund from time to time in the same way as other employees or former employees of SmithKline Beecham plc and its subsidiaries.

S M Bicknell

Company Secretary

28 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 28 January, 2002   By: VICTORIA LLEWELLYN
Victoria Llewellyn
Authorised Signatory for and on
behalf of GlaxoSmithKline plc